

August 19, 2013

Via E-mail
Terrence J. Schmid
Chief Financial Officer
Imperva, Inc.
3400 Bridge Parkway, Suite 200
Redwood Shores, California 94065

> Re: **Imperva, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 001-35338**

Dear Mr. Schmid:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 60

1.   We note that you offer maintenance and support for one to five-year terms and that for terms greater than one year, you multiply vendor-specific objective evidence (VSOE) of fair value for one-year maintenance and support by the term in the agreement to

determine VSOE based on your response to our prior comment 40 in your letter dated July 28, 2011. For your stand-alone software arrangements, please clarify whether you sell initial maintenance and support bundled with your perpetual licenses for more than three years and if so, please tell us how you have established VSOE of fair value for terms of this length, including how you determined that the terms were substantive taking into account the economic life of the software being sold. Refer by analogy to paragraphs 62 and 63 of ASC 985-605-55.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Exhibits 31.01 and 31.02

2.   We note in your certifications that the introductory sentence of paragraph 4 does not reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please revise to include certifications that conform to the exact language required by Item 601 of Regulation S-K. Please note that this also applies to your Form 10-Q for the quarterly period ended March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terrence J. Schmid
Imperva, Inc.
August 19, 2013
Page 3

       You may contact Eiko Yaoita Pyles at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

       Sincerely,

       /s/ Stephen Krikorian for

       Patrick Gilmore
       Accounting Branch Chief